Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272552

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated September 29, 2023)

APOLLOMICS INC.

Primary Offering of

11,043,102 Class A Ordinary Shares

Secondary Offering of

88,538,394 Class A Ordinary Shares

619,400 Warrants to Purchase Class A Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated September 29, 2023 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1, as amended and supplemented (Registration Statement No. 333-272552). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the press release (the “Press Release”) issued by Apollomics Inc. (the “Company”) on October 26, 2023. The Press Release is attached to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and warrants to purchase Class A Ordinary Shares (“Warrants”) are traded on The Nasdaq Capital Market (“Nasdaq”) under the symbols “APLM” and “APLMW,” respectively. The last reported sale price of the Ordinary Shares and the Warrants on October 25, 2023 was $0.77 per share and $0.02 per warrant, respectively, as reported on Nasdaq.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 25 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 26, 2023.

Apollomics Announces Report of Activity of Vebreltinib in

Glioblastoma Multiforme (GBM) with PTPRZ-MET Fusion

FOSTER CITY, Calif., Oct. 26, 2023 (GLOBE NEWSWIRE) -- Apollomics Inc. (Nasdaq: APLM) (the “Company”), today announced a report by the Veneto Institute of Oncology on the efficacy response of a patient treated with vebreltinib for GBM with PTPRZ-MET fusion, at the European Society of Medical Oncology Congress (ESMO) 2023, held in Madrid, Spain from October 20-24, 2023.

The patient with GBM with PTPRZ-MET fusion who had previously received radiotherapy and temozolomide, was reported to have an impressive Partial Response (PR) after 8 weeks of treatment with vebreltinib monotherapy during participation in the SPARTA study (NCT03175224).

“PTPRZ-MET fusions are known to cause aggressive forms of GBM and are associated with poor prognosis. We are pleased to achieve positive clinical results in patients with this deadly disease, further demonstrating the potential of vebreltinib as a new treatment for patients with cancers driven by MET alterations,” said Guo-Liang Yu, Ph.D., co-founder, Chairman and Chief Executive Officer of Apollomics. “We are also pleased with the progress in our vebreltinib development programs for treating solid tumors with various MET alterations.” While the company is encouraged by the results, this information may not be indicative of efficacy in a larger GBM patient population.

GBM with MET fusion is an indication pursued by Apollomics and its China partner, Avistone Biotechnology. Avistone sponsors an active-controlled phase 2/3 study of vebreltinib for the treatment of GBM with PTPRZ-MET fusion, and has been in communication with the National Medical Products Administration (NMPA) regarding a supplemental New Drug Application (NDA) for this indication and has recently received priority review from the NMPA.

The ESMO 2023 conference presentation is available on the Apollomics website at https://ir.apollomicsinc.com/news-events/presentations.

About vebreltinib (APL-101)

Vebreltinib is a potent, small molecule, orally bioavailable and highly selective c-MET inhibitor. It works by inhibiting the aberrant activation of the HGF/c-MET axis, a key pathway involved in tumor growth, proliferation, and the development of resistance to certain targeted therapies such as osimertinib. Vebreltinib is under clinical development for treatment of solid tumors with Met alterations by Apollomics globally and by Avistone Biotechnology in China. Vebreltinib NDA for exon-14 skipping NSCLC is under review by NMPA in China.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics currently has a pipeline of nine drug candidates across multiple programs, six of which are currently in the clinical stage of development. Apollomics’ lead programs include vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, and uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding clinical trials and results, as well as the Company’s strategy, business plans and objectives of management are forward-looking statements. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; and other risks included in the Annual Report on Form 20-F filed with the SEC and other SEC filings that are available publicly on the SEC’s website at www.sec.gov. Apollomics undertakes no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

CONTACTS

Investor Relations

Peter Vozzo

ICR Westwicke

Peter.Vozzo@westwicke.com

+1-443-213-0505

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

+1-646-866-4012